UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42470

PicoCELA Inc.

2-34-5 Ningyocho, SANOS Building, Nihonbashi

Chuo-ku, Tokyo 103-0013 Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Pricing and Closing of Best Efforts Follow-On Public Offering

On May 22, 2025, PicoCELA Inc., a joint-stock corporation with limited liability incorporated under the laws of Japan (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors identified therein for a best efforts follow-on public offering (the “Offering”) of 6,100,000 American Depositary Shares (“ADSs”) representing 6,100,000 common shares of the Company, no par value (“Common Shares”). The ADSs were sold at a public offering price of $0.30 per ADS.

Pursuant to the Securities Purchase Agreement, from the date of the Securities Purchase Agreement until June 30, 2025, the Company has agreed not to, subject to certain exceptions, (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADS or Common Shares or ADS equivalents or Common Share equivalents, or (ii) file any registration statement or amendment or supplement thereto. Notwithstanding the foregoing, for the purpose of the Company’s business partnership and/or joint project projects, the Company may issue and announce issuance of Common Shares, with more than 12 months of restriction on resale, transfer, conversion to ADS, and filing of registration statement under the Securities Act of 1933, as amended, to the non-financial business operating companies.

The ADSs were registered under an effective registration statement on Form F-1 (File No. 333-285764) that was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2025, as amended, and declared effective on May 22, 2025 (the “Registration Statement”). The Company filed the final prospectus dated May 22, 2025 for the Offering, forming a part of the Registration Statement. The Registration Statement and the final prospectus relating to the Offering are available on the SEC’s website at www.sec.gov.

The Company also entered into a placement agency agreement dated May 22, 2025 (the “Placement Agency Agreement”) with Revere Securities LLC, who acted as the lead placement agent (the “Lead Placement Agent”) on a best-efforts basis in connection with the Offering. Dominari Securities LLC acted as the co-placement agent (collectively with Lead Placement Agent, the “Placement Agents”) in the Offering. Pursuant to the Placement Agency Agreement, the Company agreed to pay the Placement Agents a cash fee equal to 7.0% of the aggregate gross proceeds raised in the Offering and to reimburse the Placement Agents for their out-of-pocket expenses up to $100,000.

The Offering closed on May 27, 2025. The Company intends to use approximately 70% of the net proceeds from the Offering for working capital and general corporate purposes and approximately 30% for product development and research.

In connection with the Offering, the Company issued a press release on May 23, 2025 announcing the pricing of the Offering and a press release on May 27, 2025 announcing the closing of the Offering, respectively.

Copies of (i) the Placement Agency Agreement, (ii) the form of the Securities Purchase Agreement, and (iii) the two press releases, are attached hereto as Exhibits 10.1, 10.2, 99.1, and 99.2, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Placement Agency Agreement dated May 22, 2025 by and between the Company and the Lead Placement Agent

10.2	Form of Securities Purchase Agreement dated May 22, 2025 by and between the Company and the Purchasers Identified Therein

99.1	Press Release on Pricing of the Company’s Offering

99.2	Press Release on Closing of the Company’s Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PicoCELA Inc.

Date: May 28, 2025	By:	/s/ Hiroshi Furukawa
	Name:	Hiroshi Furukawa
	Title:	Chief Executive Officer and Representative Director